Filed by Biogen, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Biogen, Inc. Commission File No. 0-12042 This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the "Merger Agreement"), by and among IDEC Pharmaceuticals Corporation ("IDEC"), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. ("Biogen"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing. The following is a slide set to be used in presentations given by the Company's management to the investment community. The materials are also available on the Company's website, www.biogen.com

BIOGEN IDEC INC. Strategic Acceleration "Creating the Next Global Biotech Leader"

Forward Looking Statements This presentation contains "forward-looking" statements including statements regarding: benefits of the proposed combination of Biogen, Inc. and IDEC Pharmaceuticals Corp. integration plans and synergies anticipated future financial and operating performance and results expectations for our products and plans for pipeline growth These statements are based on management's current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example: We may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products. For more detailed information on the risks and uncertainties associated with each company's business activities see the reports of Biogen and IDEC filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.

Fusion of Strengths Scale and Breadth Economic Acceleration BIOGEN IDEC INC. Strategic Acceleration

Fusion of Strengths Global leader in fast-growing oncology and immunology therapeutic areas #1 Blockbuster Products in MS and NHL Amevive and Zevalin recently launched in U.S. 10 products in clinical development Process sciences and MFG leadership Scale and Breadth Economic Acceleration BIOGEN IDEC INC. Strategic Acceleration

Fusion of Strength Scale and Breadth Scientific excellence and scale in biologics R&D #3 in Biotech R&D with over $550MM/yr invested Leverage of global commercial and manufacturing infrastructure Growth through internal discovery/development and strategic alliances Experienced and deep management team Economic Acceleration BIOGEN IDEC INC. Strategic Acceleration

Fusion of Strength Scale and Breadth Economic Acceleration $1.9 billion revenue base (2003E) 20% YOY targeted earnings growth Over $300MM planned Operating Expense synergies ('04 - '07 cumulative) $1.5B net cash1 position Enhanced capital efficiency ROC/ROA 1 Net Cash Balances as of 31-Mar-2003 BIOGEN IDEC INC. Strategic Acceleration

BIOGEN IDEC Keep talent the priority, value each individual, operate a meritocracy Communicate -- obtain alignment and build teams Face the facts Make an impact Embrace change See innovation as mandatory not optional Stay focused on those we serve Draw strength from diverse groups and diverse levels throughout the Corporation Team as a source of strength Truth, honesty, integrity and quality Zeal and commitment Growth, transformation and renewal Creation of new standards of care Commitment to our constituencies: Patients, caregivers, shareholders, employees A Values-Based Merger of Equals

Officer Title Years Experience at Biogen/IDEC Total Years Experience Background William H. Rastetter Executive Chairman 16 21 IDEC: CEO; CFO; R&D, Operations, Finance Genentech: Research, Corporate Ventures James C. Mullen Chief Executive Officer 14 23 Biogen: CEO; COO; International SmithKline Beckman: Engineering and Manufacturing William R. Rohn Chief Operating Officer 10 38 IDEC: Commercial, Corporate Development Adria (Pharmacia), Abbott, Mead Johnson: S&M Peter N. Kellogg Chief Financial Officer 3 23 Biogen: CFO PepsiCo: Finance, International Nabil Hanna Head of research 14 30 IDEC: Research and Preclinical Development SmithKline Beecham: Immunology; NCI: Research Burt A. Adelman Head of development 12 23 Biogen: EVP, R&D; VP, Medical Research Harvard Medical School: Oncologist, Lecturer Deep, Experienced Executive Team with Complementary Backgrounds and Experience

Strategic Be the Best Discovery Development Commercial Enabling Process Sc. MFG Supporting Be Effective G &A Finance IT Be Timely & Be Low-Cost Producer Levels of Investment Strategic, Enabling, Supporting Business Development

Fusion of Strengths Scale and Breadth Economic Acceleration BIOGEN IDEC INC. Strategic Acceleration

Merger-of-Equals

Built on Foundation of Strong Strategic Fit

BIOGEN

- #1 MS product in Avonex
- Strong follow-on anti-inflammatory products: Amevive, potentially Antegren
- A pioneer in leading edge research in immunology and neurobiology
- Global sales and marketing capabilities
- Established biologics manufacturing facilities
- Strong financial position
  - $1,148MM 2002 revenue
  - $242MM 2002 operating net income
  - $771MM net cash[1]
  - $6,676MM market cap[2]

IDEC

- #1 cancer therapeutic in U.S. in Rituxan
- First-in-class radioimmuno-therapy: Zevalin
- A leader in the discovery and development of novel oncology products
- Strong track record of growth
- Attractive early-stage product pipeline
- Expertise in marketing oncology products
- Strong financial position
  - $404MM 2002 revenue
  - $148MM 2002 earnings
  - $756MM net cash[1]
  - $6,977MM market cap[2]

[1]Net cash balance as of 31-Mar-2003. IDEC's debt balance as of 31-Mar-2003 excludes in-the-money convertible notes.
[2]Fully diluted market capitalization as of 20-June-2003. Dilutive impact of options calculated using the treasury method. Includes conversion of IDEC's in-the-money convertible debt and convertible preferred stock.

BIOGEN IDEC
13

ANTEGREN 1 year post-launch, moving earlier in the treatment paradigm - potential to displace chemotherapy New indications expected to drive significant growth into the future A compelling new biologic to treat psoriasis, launched in February At $1B, providing critical mass in revenue Powerful candidate for the immunology franchise targeted for 2005 Diversification of Revenue Multiple Sources of Growth

Anti-CRIPTO Mab Lymphotoxin Beta Receptor mAb Provax Interferon Beta Gene Therapy Islands-152 Islands-114 Islands-160 Zevalin Rituxan Brady 100 100 200 250 Izzo 100 100 0 250 500 700 700 2400 2400 NHL and CLL Non-Hodgkin's B-cell lymphoma Advanced or metastatic cancer Non-Hodgkin's B-cell lymphoma Cancer indications Solid tumors N/A 500+ 250+ 500+ 250 VLA-4sm VLA-1 Monoclonal Antibody Neublastin Lymphotoxin Beta Receptor LFA-1 Islands-152 Islands-151 Islands-131 Islands-114 Rituxan Antegren Amevive Avonex Brady 200 200 500 500 900 1250 2400 2400 Izzo 0 900 900 900 900 1250 LRP Target Peak Sales 1,000 N/A N/A N/A 1,000 1,000+ 700+ $1,300MM Multiple sclerosis Psoriasis Multiple sclerosis, Crohn's disease Allergic asthma Neurodegenerative disease Autoimmune disease Scleroderma, rheumatoid arthritis, cirrhosis Asthma Biogen IDEC Autoimmune, Inflammation and Other Oncology PC PI PII PIII Filed Market LRP Target Peak Sales Chronic lymphocytic leukemia 500+ $2,000MM+ PC PI PII PIII Filed Market Cancer indications N/A 1,000+ Rheumatoid arthritis, MS, other autoimmune N/A Autoimmune disease N/A Autoimmune disease N/A Autoimmune disease Avonex Amevive Antegren Rituxan IDEC -114 IDEC -131 IDEC -151 IDEC -152 Lymphotoxin Beta Receptor Neublastin VLA - 1 Monoclonal Antibody VLA - 4sm Rituxan Zevalin IDEC - 114 IDEC - 152 IDEC - 160 Interferon Beta Gene Therapy Lymphotoxin Beta Receptor mAb Anti-CRIPTO Mab Commercial Leverage Improved by Combining Deep Pipelines to Fuel Growth

2003E R&D Source: Wall Street research for Amgen, Genentech, Chiron, Genzyme, Gilead and MedImmune. Biogen management estimates for Biogen and IDEC management estimates for IDEC. MedImmune 147 IDEC 148.9 Gilead 210.204 Genzyme 279.3 Chiron 360.1 Biogen 417 BIOGEN IDEC INC. 565.9 Genentech 706.6 Amgen 1400 Combined R&D is a Powerful Engine for Innovation, Discovery and Excellence Over $550 MM

Long-range Goal: "Double our pipeline through partnerships by 2010" Therapeutic Breadth Expertise Capacity Value-added Venture Capital Partner-of-Choice for Biologics Development, Manufacturing and Commercialization

Capacity 90,000L commercial capacity on-line with 90,000L additional capacity scheduled for 2006 Clinical capacity in Cambridge, Oceanside, and RTP Sufficient capacity for pipeline and external opportunities Technology Unsurpassed technology for mammalian-cell expression - high titer and high productivity Low cost of production also from process sciences capability for cell culture and downstream processing World Class Process Sciences and Manufacturing

More growth engines Permits rapid expansion of pipeline Eliminates some cost and time associated with infrastructure build Better asset utilization BIOGEN IDEC INC. Creates Significant Leverage High growth potential Stronger, diversified pipeline Enhanced cash flow Better ROA Creates More Shareholder Value

Fusion of Strengths Scale and Breadth Economic Acceleration BIOGEN IDEC INC. Strategic Acceleration

Stock-for-Stock Exchange . . . Tax-free Transaction Combined market capitalization of $13.7 Billion1 1.15 IDEC Shares for each Biogen Share On closing, all Biogen shareholders become holders of IDEC shares Share Ownership (Fully Diluted) IDEC 50.5% Biogen 49.5% Equal Board representation Expected Closing: end Q3, early Q4 2003 Transaction Summary 1As of market close on 6/20/03 on a fully diluted basis

Operating Net Income '02 242 LT Growth1 12% P/E2 22 PEG 1.9 BIOGEN Net Income '02 148 LT Growth1 22% P/E2 30 PEG 1.4 IDEC Street Valuation Consensus Financial Benefits 2 Companies, Equal Valuation... for Different Reasons Acceleration of Growth Revenue EPS Cash Flow Upsides Leverage of infrastructure Capital Spend Deferrals Key Financial Benefits of the Merger (Expected) Cash EPS Accretive in Year 1 Cash Flow Upsides Acceleration of Capability, Infrastructure . . . Economic Acceleration for Both Parties 1IBES median estimate as of 6/20/03 2IBES 2004 EPS estimate as of 6/20/03

No upfront economic leakage At-market stock-for-stock exchange No premium paid All synergies benefit both shareholders Early Cash synergies Strategic acceleration Infrastructure Therapeutic breadth "DCF victory" Cash flow enhanced by $50+MM/yr. Financial Benefits Economic Acceleration

Merger-of-equals.... yet, "pooling" no longer allowed Significant intangibles in biotech...Avonex, Amevive, royalties Intangible amortization: $200 - 250MM per year All Biogen shareholders become IDEC shareholders... our targets: Cash EPS accretive by 15+% from 2004 onward GAAP EPS Accretive from 2005 onward Accounting Perspectives Economic Acceleration

Synergies Leverage Global Infrastructure Reduce/defer Capital Expenditures Avoid Duplicative Build-out: Mfg, Quality, SG&A Improve Return on Assets, Return on Equity Value Delivery In the P+L Value Creation In the Pipeline Short-term Goals: Accretive 20% Cash EPS Growth Long-term Goals: Organic pipeline Partner-of-Choice Capability Synergies Increase Performance and Flexibility

Synergies Anticipated Strategic Be the Best Enabling Supporting Be Effective Be Timely & Be Low-Cost Producer Discovery Dev. Process Sc. MFG G &A Finance IT Business Development Infrastructure leverage and savings Organizational leverage Over $300MM in Operating Expense savings Over $175MM in Capital Expenditure savings Over $50MM in Treasury/Tax benefits Synergies (2004 - 2007) Commercial 20% Cash EPS growth Reinvestment in Pipeline

2003 2004 2005 2006 2007 Operating Expense - Cummulative 8 28 114 211 331 Anticipated Synergies 2003 2004 2005 2006 2007 Capital Expenditure - Cummulative 25 135 192 196 200 Operating Expense - Cumulative Capital Expenditure - Cumulative (US$ in millions)

Bridges Islands Chiron MedImmune Genzyme Gilead Bridges/Islands Genentech Amgen East 7 7.2 9.1 10.1 10.2 12.4 14.7 17.3 25.3 West 0 0 0 0 0 0 0 7 0 IDEC Genzyme MedImmune Increased market cap broadens BIOGEN IDEC INC. appeal to large-cap investors Increased standing in important indices (S&P 500, Russell 1000 and 3000, etc.) Fully-Diluted Market Cap as of 20-Jun-2003 (US$ in billions) Amgen BIOGEN IDEC INC. Genentech Gilead Chiron Biogen Economic Acceleration Capital Markets Strength

Gilead MedImmune Genzyme Chiron Bridges/Islands Genentech Amgen East 69 107 188 243 390 449 700 Gilead MedImmune Genzyme Chiron Bridges/Islands Genentech Amgen East 182 149 230 326 462 623 800 Gilead MedImmune Genzyme Chiron Bridges/Islands Genentech Amgen East 469 848 1080 1141 1552 2618 4000 Amgen2 BIOGEN IDEC INC. 3 Genentech MedImmune5 Gilead6 Chiron4 Genzyme 2002 Revenue1 2002 Net Profit1 Note: Number in parentheses represents ranking based on specific metric 1 Source: 2002 Form-10K. Net profit excludes one-time charges and amortization of intangibles. 2 Pro forma for the acquisition of Immunex. 3 IDEC revenues are as reported by the company in which Rituxan profit sharing is recorded as revenues. Pro forma net profit excludes any synergies realized from the merger. 4 Pro forma for the acquisition of Matrix Pharmaceuticals. 5 Pro forma for the acquisition of Aviron. 6 Pro forma for the acquisition of Triangle Pharmaceuticals. (US$ in millions) (#1) (#2) (#3, Pro Forma) (#4) (#5) (#6) (#7) (#1) (#2) (#3, Pro Forma) (#4) (#5) (#6) (#7) 2002 R&D1 (#1) (#2) (#3, Pro Forma) (#4) (#5) (#6) (#7) Economic Acceleration Increasing Scale

Very profitable Synergies expected Fully-built infrastructure Stronger Cash Flow 20% Cash EPS growth BIOGEN IDEC INC. Building the 'Best of Breed' Biotech

Fusion of Strengths Scale and Breadth Economic Acceleration BIOGEN IDEC INC. Strategic Acceleration

Integration Goal: Achieve rapid and seamless post-closing unification of BIOGEN IDEC INC. on behalf of all constituencies - patients, caregivers, investors, and employees Both companies known for open communication and teamwork Strong relationships already formed through oncology collaboration Multidisciplinary Integration Planning Team led by executives that will accelerate progress Personal commitment to success (from Bill Rastetter and Jim Mullen) Focus on Integration

Management: Breadth and Depth of Industry Pioneers International Sales and Marketing Infrastructure World-Class Biologics Process Sciences and Manufacturing 2 Blockbusters: Avonex and Rituxan >$550MM of R&D in Bi-coastal Centers of Scientific Excellence A Leader in Immunology and Oncology $1.9B in 2003E Pro Forma Revenues $1.5B in Net Cash OE Synergies: >$300M (est '04-'07) Goal: 5 Approved Products by 2005, 10+ Products in the Clinic BIOGEN IDEC INC. The Next Global Biotech Leader

BIOGEN IDEC INC. BACK UP SLIDES

BIOGEN IDEC INC. Goals ~15% annual revenue growth ~20+% annual EPS growth ~35% operating margin >$550 Million in R&D investment ~25% net margin Strategic use of $1.5 Billion net cash balance Over $300 Million in Operating Expense synergies (2004 - 2007) $175 Million in Capital Expense synergies (2004 - 2007) $60 Million in Tax/Treasury synergy benefits (2004 - 2007) Financial Strength for the Future

Antegren: Change of Control clause Waiver obtained for this transaction Remains in place for both parties going forward...assuring stability/commitment Rituxan: Change of Control clause Not applicable Remains in place for both parties going forward...assuring stability/commitment BIOGEN IDEC Transaction Dynamics

One-Time On-Going Immediate (2003) Short Term (2003-2004) Long Term Permanent In-Process R&D Write-off Mark-down of Inventory Write-off Non- recurring Synergy Realization Charges Intangible Amortization Additional Depreciation (Revalued Fixed Assets) Goodwill on Balance Sheet Implications of Purchase Accounting